Jerry A. Warren Attorney At Law Writer direct (405) 552-2224 Fax (405) 228-7424 jerry.warren@mcafeetaft.com
August 21, 2009
VIA EDGAR
Securities and Exchange Commission
Attn: Christian T. Sandoe, Senior Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	TXF Funds, Inc.
File No.’s 333-156996 & 811-22270
Dear Mr. Sandoe
     On behalf of TXF Funds, Inc. (the “Company”), pursuant to Rule 472 under the Securities Act, we are filing a pre-effective amendment to the registration statement on Form N-1A for TXF Funds, Inc. (the “Fund”) originally filed on January 28, 2009. The amended registration statement includes the modifications requested pursuant to the comment letter dated February 26, 2009 as follows:
PROSPECTUS:
TXF Large Companies ETF (Cover Page)
     1. The third sentence of the second paragraph states that the Company is considering offering TXF shares in two additional Funds, TXF Mid Companies and TXF Small Companies, each of which will invest in separate portfolios of securities that substantially replicate benchmark indexes consisting of medium and small Texas based companies that are publicly traded. In addition, the heading of the Investment Objective and Strategies of the funds section on page 2 of the prospectus and various statements throughout the prospectus suggest that there are several funds in the prospectus. As the Company has only registered one series, please revise the prospectus to delete references to services that have not yet been registered.
     All references to series that have not been registered have been deleted.
     2. The fourth sentence of the second paragraph states that each of the Funds have their headquarters or principal place of business or generate a significant portion of their revenues in Texas. Since the Fund’s principal executive offices are in Oklahoma and appears that all of the Fund’s operations will be conducted in Oklahoma, the statement in the previous sentence appears to be incorrect. Accordingly, please revise the disclosure to accurately describe the location of the Fund’s operations.
OKLAHOMA CITY • TULSA

The sentence has been revised to properly reflect the fact that the Fund’s portfolio’s constituents are headquartered in Texas.
Investment Objective and Strategies of the Funds (Page 2)
     3. The heading of this section indicates that this section will describe the Fund’s strategies. Please revise the heading to clarify that this section will only describe the Fund’s principal investment strategies. In addition, please describe in this section only the Fund’s principal strategies. See Item 2(b) of Form N-IA.
     New Section “Principal Investment Strategies of the Fund” describes only the Fund’s principal strategies.
     4. The first sentence of the first paragraph states that the Fund will normally invest at least 90% of its total assets in stocks that comprise the Underlying Index. Please disclose in this section the market capitalization range of the Underlying Index and the average market capitalization of the securities included in the Underlying Index. We may have additional comments about the appropriateness of this index in the Fund’s investment policy described above based on the market capitalization range and the average market capitalization of the Index that you provide to us. See Investment Company Act Release No. 24828 (January 17, 2001).
We are unable to disclose the market capitalization range of the Underlying Index in the Prospectus because it fluctuates. The Underlying Index is composed of the top companies whose aggregate market capitalizations comprise 90 percent of the aggregate market capitalization of all companies in the “eligible universe.” [To be included in the “eligible universe,” companies must meet the following criteria: (1) Have their corporate headquarters in Texas; (2) Have their shares listed on the New York Stock Exchange (“NYSE”) or quoted on the NASDAQ Securities Market Inc. (“NASDAQ”); (3) Maintain a minimum $100 million market valuation for the preceding 25 days; (4) Maintain a minimum $5.00 daily sale price; and (5) Maintain sufficient liquidity, defined as trading a minimum of 50,000 shares per day or $1,000,000 in trading value on average over the preceding three months.] The companies are then ranked by market capitalization and the top companies whose aggregate market capitalizations comprise 90 percent of the aggregate market capitalization of all companies in the eligible universe are selected for the Underlying Index. On 6/30/2009, the Underlying Index was composed of 73 companies whose market capitalizations ranged from approximately $2.2Billion to $336Billion and the average market capitalization of the companies comprising the Underlying Index was approximately $16 Billion. We expect that the market capitalization of companies comprising the Underlying Index should range from a minimum of $2B to $350B. Furthermore, we specifically decided to use the name “Texas Large Companies ETF,” rather than “Texas Large Cap ETF,” so as not to be misleading as there seems to be several definitions of what constitutes a Large-Cap Company.

What is the SPADE Large Companies Index and How is it Created and Maintained? Calculation Methodology (Page 3)
     5. The second sentence states that the components’ market capitalization weights are modified to conform to asset diversification rules designed to ensure that no company’s stock has a weight greater than 10 percent at the time of balancing. Please describe in this section how the Index will be calculated if a company’s stock does have a weight greater than 10 percent.
     This section has been revised to read as follows:
The SPADE® Texas Index is calculated using a modified market capitalization weighting methodology. The components’ market capitalization weights are modified to conform to asset diversification rules, which are applied in conjunction with the scheduled quarterly updates, and are designed to ensure that no company’s stock has a weight greater than 10 percent at the time of balancing. The aggregate amount by which any components are reduced is redistributed proportionately across the remaining components. If necessary, the process is repeated until the assert diversification rules are complied with.
Principal Risks—Geographic Concentration Risk (Page 4)
     6. Please add disclosure in this section relating to risks specific to investments made in Texas based companies (e.g., the risks associated with the major industries, such as oil and gas, which dominate the Texas economy).
     The following disclosure has been added:
Energy Concentration Risk.
A large percentage of the Fund’s assets may be invested in companies in the energy business. The energy business consists of oil and gas drilling and production companies, pipeline companies, and other companies that are dependent on the exploration and production of oil and gas. This concentration provides a particular risk related to those companies. Companies in the energy business may be adversely affected by changes in worldwide energy prices, exploration, production spending, and changes in exchange rates. Companies in the energy business are also affected by changes in government regulations, world events and adverse economic conditions. In addition, these companies are at risk for environmental damage claims and could be adversely affected by commodity price volatility, imposition of import/export controls, increased competition, depletion of natural resources, technological developments, labor relations and international terrorist intervention.

Fund Management—Investment Advisor (Page 10)
     7. Immediately following the second paragraph, please disclose that the factors considered by the Board in approving the Fund’s investment advisory agreement will be available in the Fund’s annual (or semi-annual) report, as applicable, and provide the periods covered by such annual (or semi-annual) report as required by Item 5(a)(1)(iii) of Form N-1A.
     The following sentence has been added to the end of the second paragraph:
A discussion regarding the basis for the Board of Directors’ approval of the Investment Advisory Agreement will be available in the fund’s annual or semi-annual reports.
     8. Please disclose the information about the Fund’s portfolio managers required by Item 5(a)2 of Form N-1A.
     The following section has been added to page 10 of the Prospectus:
PORTFOLIO MANAGERS
The Portfolio Managers, Mr. Keith D. Geary and Mr. Gary Pinkston are employees of the Advisor and are primarily responsible for the day to day management of the Fund. Mr. Keith D. Geary is a Director and Chief Executive officer of the Fund and of OOK, Inc. He has also served as the President, CEO and Chairman of the Board of Capital West Securities, Inc. since 2007. Mr. Keith D. Geary was the Vice President of the Investment Banking Division of UMB Bank in Kansas City, Missouri from 06/1997 to 04/2007. Mr. Gary Pinkston serves as the Vice President, Principal Financial and Accounting Officer and Secretary of the Fund and of OOK, Inc. He has also served as Chief Administrative Officer of Capital West Securities, Inc. since 2007. Mr. Pinkston worked for UMB Bank as Manager, Correspondent Banking in Oklahoma City from 2006 to 2007 and as Manager, Investment Operations in Kansas City from 1999 to 2006.
STATEMENT OF ADDITIONAL INFORMATION:
Information About the Underlying Index and the Index (Page 15)
     9. The second paragraph states that the component stocks are selected by the Index Administrator and the Underlying Indexes are compiled, maintained and calculated without regard to the Advisor or Distributor and that the Index Administrator has no obligation to take the specific needs of the Advisor or Distributor into account in the determination and calculation of the Underlying Indexes. Please also clarify in this section that the component stocks are selected and the Underlying Index is compiled, maintained and calculated without regard to the Fund and its needs.

This section now provides that the Underlying Index is compiled, maintained and calculated independently of the Fund, Advisor or Distributor.
Fundamental Investment Limitations (Page 17)
     10. Please revise the last sentence of the first paragraph (immediately before the list of restrictions) to state that the Company may not engage in the enumerated activities described in this section.
     This revision has been made.
Management — Officers and Directors (Page 19)
     11. The paragraphs following the Officers and Directors table describe a financial relationship between the parent of the Fund’s Advisor and the Bank of Union, a company for which John Shelley, a disinterested director of the Fund, serves as CEO and Chairman of the Board. Please provide to us you legal analysis supporting your conclusion that Mr. Shelley is a disinterested director under Section 2 (a)(19) of the Investment Company Act. In addition, as Mike Braun is an officer of the Bank of Union, please provide a similar analysis for Mr. Braun.
     These paragraphs have been revised to read as follows:
John Shelley’s son, Michael Shelley, has been employed as an Investment Executive by Capital West Securities, Inc., an entity under common control with the Company and the Advisor, since July 2007.
The Geary Companies borrowed $5 million on August 9, 2007 to fund the purchase of Affinity Holding Corp, which owned 100% of Capital West Securities, Inc. and has since been dissolved. Three million dollars was obtained from The Bank of Union, of which John Shelley is CEO and Chairman of the Board and Mike Braun is the Executive Vice President and CFO. In October 2008, with the original $5 million reduced to $2.8 million, that amount was refinanced at The Bank of Union on a five year amortization with annual principal reduction due each February 28, and interest payable monthly. With the 2009 Principal payment already made, the outstanding amount is now $2.5 million, which is not considered by the Bank to be “material” based upon the size of the Bank’s total assets and total loan portfolios. At December 31, 2008, The Bank of Union held over $235 million of total assets with over $177 million in loans. The loan was 1.06% of The Bank of Union’s total assets and 1.41% of its total loan portfolio. The current stockholders’ equity of The Geary Companies is greater than $4 million. Thus, the Board of Directors has determined that the loan to The Geary Companies from The Bank of Union would not tend to impair either John Shelley’s or Mike Braun’s independence and would not cause either of them to place his own interest over the interest of the Fund’s shareholders.
Portfolio Managers — Portfolio Managers’ Compensation (Page 22)
     12. The first sentence states that the investment adviser’s portfolio managers responsible for managing the Funds will not currently receive any compensation. At least one of the portfolio managers identified in this section has an ownership interest in the Fund’s investment adviser. Please clarify in this section that, while the Fund’s portfolio managers will not receive direct compensation for managing the Fund, they may be compensated indirectly through their ownership of the Fund’s investment adviser. In addition, the second sentence states that if compensation is paid in the future, it will be paid by the investment adviser and not by the Funds. Please note that Item 15(b) of Form N-1A specifically contemplates the disclosure of compensation to be paid to the portfolio managers by the Fund’s investment adviser.
     This section has been revised to read as follows:
The Advisor’s Portfolio Managers responsible for managing the Fund will not currently receive any compensation for their services such. However, because one of the Portfolio Managers, Mr. Keith D. Geary, is a beneficial owner of the Advisor, he may be compensated indirectly through such ownership interest.
Portfolio Manager – Management of Other Portfolios (Page 22)
     13. Please disclose in this section the information required by Item 15(a) of Form N-1A, including the total assets managed and a description of any material conflicts of interest that may arise in connection with the management of the Fund’s investments and the management of the other account(s) managed by the portfolio managers.
     This section has been revised to read as follows:
The Portfolio Managers for the fund will also manage the portfolio of OOK, Inc., a registered investment company that has not yet begun operating. Aside from their Investment Advisory Agreement with OOK, Inc., they have no other Advisory or Sub-Advisory accounts. The Company is not presently aware of any material conflicts of interest that may arise in connection with the Portfolio Managers’ Management of the Fund’s investment, on one hand, and the investments of OOK, Inc., on the other, as such investments will be concentrated in different geographic areas.

Portfolio Transactions (Page 23)
     14. The third sentence of the last paragraph states that because the Fund is an index fund, turnover will normally be less than for a mutual fund. Since numerous index funds are organized as open-end investment companies, which are also known as mutual funds (e.g., Vanguard 500 Index Fund), please revised or delete this sentence.
This sentence has been revised to state that the Fund’s portfolio turnover will normally be less than for a traditional mutual fund.
Procedures for Purchase of Creation Units (Page 27)
     15. The second sentence of the first paragraph states that in the case of custom orders, the order must be received by the Distributor no later than 3:00 p.m. Eastern Time on the trade date. The third sentence states that a custom order may be placed by an Authorized Participant in the event that a Fund permits or requires the substitution of an amount of cash to be added to the Cash Component to replace any securities included in the In-Kind Creation Basket which may not be available in sufficient quantity for delivery or which may not be eligible for trading by such Authorized Participant or the investor for which it is acting or other relevant reason. Please clarify in this section that if the Fund requires Authorized Participants to place custom orders, the 3:00 p.m. cut-off time will not be imposed and that Authorized Participants may place such orders until 4:00 p.m.
     The words “or requires” have been deleted.
We greatly appreciate your help on this matter.

Sincerely,
/s/ Jerry A. Warren
Jerry A. Warren

JAW/ck